

AEM SPA

FILE NO. 82-4911

N.

(da citare nella risposta)


05009390

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Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

June 28, 2005

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920
Capitale Sociale € 936.024.648,00 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - www.aem.it - aem@aem.it

AEM SPA



PRESS RELEASE

Milan, 28th June 2005 – Today, AEM SpA has executed a stock sale on 6.696.424 Fastweb SpA shares, representing about 8,4% of share capital of the Company listed on Milan "Nuovo Mercato"

The stock sale has been executed for a consideration of € 288 million, taking into account the effect of the stock price previously hedged.

For futrher information:
Media Relations AEM S.p.A.
Tel. +39 02 77203093
ufficiostampa@aem.it
www.aem.it

Investor Relations
Tel +39 02 7720 3879
ir@aem.it